SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                      Access Integrated Technologies, Inc.
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                                (Name of Issuer)

                Class A Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    004329108
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                                 (CUSIP Number)

                                  A. Dale Mayo
                                55 Madison Avenue
                                    Suite 300
                              Morristown, NJ 07960
                                 (973) 290-0090
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box:    |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     1       NAME OF REPORTING PERSON
             A. Dale Mayo

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [    ]
                                                                      (b) [    ]

     3       SEC USE ONLY

     4       SOURCE OF FUNDS
             PF

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [  ]

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America

                            7   SOLE VOTING POWER
         NUMBER OF              9,112,855*/**
          SHARES            8   SHARED VOTING POWER
       BENEFICIALLY             0
         OWNED BY           9   SOLE DISPOSITIVE POWER
      EACH REPORTING            960,556*/
        PERSON WITH        10   SHARED DISPOSITIVE POWER
                                0

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             960,556*

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES |X|

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             11.7%  (of the sole dispositive power)

     14      TYPE OF REPORTING PERSON
             IN

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*    Excludes  100,000 shares of Class B Common Stock held by Mr. Mayo's spouse, as to all of which shares he disclaims beneficial ownership.

** Mr. Mayo owns directly 54,745 shares of Class A Common Stock, each share of which entitles him to one vote, and 905,811 shares of Class B Common Stock, each share of which entitles him to ten votes (i.e., voting power equal to 9,058,110 shares).


ITEM 1.  SECURITY AND ISSUER.

     This statement (this "Statement") relates to the Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), of Access Integrated Technologies, Inc., a Delaware corporation ("AccessIT"). The principal executive offices of AccessIT are located at 55 Madison Avenue, Suite 300, Morristown, NJ 07960.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement is being filed by A. Dale Mayo ("Mr. Mayo"), whose residential address is 7 Waverly Place, Madison, New Jersey 07940. Mr. Mayo is the President, Chief Executive Officer and Chairman of the Board of Directors of AccessIT.

     During the five years immediately prior to the date of this Statement, Mr. Mayo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state or securities laws or finding any violation with respect to such laws.

     Mr. Mayo is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Mayo owns directly 905,811 shares of AccessIT's Class B Common Stock, par value $0.001 per share (the "Class B Common Stock"), each share of which is convertible into one share of Class A Common Stock and entitles him to ten votes in accordance with the Fourth Amended and Restated Certificate of Incorporation of AccessIT (i.e., voting power equal to 9,058,110), for which he paid $200,000 to AccessIT on April 12, 2000. Mr. Mayo also owns directly 54,745 shares of the Class A Common Stock of AccessIT, each share of which entitles him to one vote, with such purchases described below.

     On December 19, 2001 in exchange for gross proceeds of $222,223, AccessIT issued to Mr. Mayo a one-year promissory note bearing interest at the rate of 8% per annum (the "December Note"). In connection with the December Note, AccessIT granted to Mr. Mayo a ten-year warrant with an exercise price of $0.05 per share to purchase 4,602 shares of the Class A Common Stock of AccessIT. On September 11, 2003 Mr. Mayo exercised the warrant attached to the December Note and purchased 4,602 shares of Class A Common Stock for an aggregate purchase price of approximately $230.

     On February 28, 2002, in exchange for gross proceeds of $250,000, AccessIT issued to Mr. Mayo a five-year promissory note bearing interest at the rate of 8% per annum (the "February Note"). In connection with the February Note, AccessIT granted to Mr. Mayo a ten-year warrant with an exercise price of $0.05 per share to purchase 25,000 shares of the Class A Common Stock of AccessIT. On September 11, 2003 Mr. Mayo exercised the warrant attached to the February Note and purchased 25,000 shares of Class A Common Stock for an aggregate purchase price of approximately $1,250.

     On December 23, 2003, Mr. Mayo gave as a gift 20,000 shares of Class A Common Stock to The South Street Theatre Co., Inc. Mr. Mayo received no consideration in exchange for such gift of Class A Common Stock.

     On March 24, 2004, in exchange for the February Note in the aggregate principal amount (plus accrued and unpaid interest) of $254,603, AccessIT issued to Mr. Mayo a subordinated convertible promissory note at the rate of 6% per annum (the "Convertible Note") in the aggregate principal amount of $254,603. The Convertible Note is convertible into shares of Class A Common Stock as of March 24, 2004 at an exercise price of $5.64 per share of Class A Common Stock.

     The above described purchases on December 19, 2001 and February 28, 2002 were financed from funds out of Mr. Mayo's cash on hand.

ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the transactions noted in Item 3 was to provide AccessIT with funds for working capital purposes.

     Mr. Mayo does not have any plans or proposals that relate to or would result in any of the following:

            (a) The acquisition by any person of additional securities of AccessIT, or the disposition of securities of AccessIT;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving AccessIT or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of AccessIT or any of its subsidiaries;

            (d) Any change in the present Board of Directors or management of AccessIT;

            (e) Any material change in the present capitalization or dividend policy of AccessIT;

            (f) Any other material change in the AccessIT's business or corporate structure;

            (g) Changes in the AccessIT's charter, By-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of AccessIT by any person;

            (h) A class of securities of AccessIT being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of AccessIT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate percentage of shares of Class A Common Stock reported beneficially owned by Mr. Mayo is based upon 960,556 shares deemed outstanding, which is the total number of shares of Class A and Class B Common Stock outstanding as of March 24, 2004, as represented by AccessIT. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on voting and investment power with respect to shares. Shares of common stock subject to options, notes or warrants currently exercisable, or exercisable within 60 days after March 24, 2004, are deemed outstanding for computing the percentage ownership of Mr. Mayo, but are not deemed outstanding for computing the percentage ownership of any other person.

            As of the date of this statement, Mr. Mayo is the beneficial owner of 905,811* shares of Class B Common Stock and 54,745 shares of Class A Common Stock, which together represented approximately 11.7% of the issued and outstanding number of shares of AccessIT common stock as of March 24, 2004.

            (b) Mr. Mayo has the sole power to vote and dispose of all shares of AccessIT common stock beneficially owned by him.

            (c) Except as described herein, Mr. Mayo has not effected any transactions in the AccessIT common stock during the past 60 days.

            (d) No person other than each respective owner of shares of AccessIT common stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of AccessIT common stock.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

            Other than as disclosed in this Statement, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Mayo or any other person with respect to any securities of AccessIT, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

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*     Excludes 100,000 shares of Class B Common Stock held by Mr. Mayo's spouse, as to all of which shares he disclaims beneficial ownership.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

            None.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 26, 2004

                                  /s/ A. Dale Mayo
                                  ----------------------------------------------
                                  A. Dale Mayo